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                                STATE of DELAWARE
                           CERTIFICATE of AMENDMENT of
                          CERTIFICATE of INCORPORATION

First: That at a meeting of the Board of Directors of Niagara Mohawk Energy Marketing, Inc., resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment as follows:

Resolved, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "First" so that, as amended, said Article shall be and read as follows:

      "The name of the corporation (herein referred to as the "Corporation"), is Select Energy New York, Inc."

Second: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Third: That said amendment was duly adopted in accordance with the provisions of
Section 242 of the General Corporation Law of the State of Delaware.

Fourth: That the capital of said corporation shall not be reduced under or by reason of said amendment.

In Witness Whereof, said the Board of Directors of Niagara Mohawk Energy Marketing, Inc., has caused this certificate to be signed by Marcus A. Overdyk, an Authorized Officer, this 21st day of November, A.D. 2001.


Attest: /s/ Steven R. Pincus              By: /s/ Marcus A. Overdyk
Name: Steven R. Pincus                    Name: Marcus A. Overdyk
Title: Secretary                          Title: Vice President